EXHIBIT 8.1
List of Subsidiaries

Name of Subsidiary	Jurisdiction
AgPlenus Ltd.	Israel
Biomica Ltd.	Israel
Canonic Ltd.	Israel
Casterra Ag Ltd. (formerly known as Evofuel Ltd.).	Israel
Lavie Bio Ltd.	Israel